EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended
	March 26, 2017	March 27, 2016
	(In thousands)
Earnings:
Income before income taxes	$142,364	$180,615
Add: Total fixed charges (see below)	17,122	14,934
Less: Interest capitalized	1,824	308
Total earnings	$157,662	$195,241

Fixed charges:
Interest(a)	$14,209	$12,341
Portion of noncancelable lease expense representative of interest factor(b)	2,913	2,593
Total fixed charges	$17,122	$14,934

Ratio of earnings to fixed charges	9.21	13.07

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.